UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

theglobe.com, inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88335R101
(CUSIP Number)

Donald E. Thompson, II, Esq.
Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
200 East Las Olas Boulevard
Suite 2100
Fort Lauderdale, FL 33301
954-462-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88335R101

1.	Names of Reporting Persons E&C Capital Partners, LLLP(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 21,854,000(2)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 21,854,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,854,000(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.95%
14.	Type of Reporting Person (See Instructions) PN

(1)	E&C Capital Partners, LLLP is a privately held investment vehicle controlled by Michael S. Egan.
(2)	Represents shares held by The Registry Management Company, LLC, a privately held investment vehicle of which Mr. Egan, E&C Capital Partners, LLLP and E&C Capital Partners II, LLLP may be deemed to control.

CUSIP No. 88335R101

1.	Names of Reporting Persons E&C Capital Partners II, LLLP(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 21,854,000(2)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 21,854,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,854,000(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.95%
14.	Type of Reporting Person (See Instructions) PN

(1)	E&C Capital Partners II, LLLP is a privately held investment vehicle controlled by Michael S. Egan.
(2)	Represents shares held by The Registry Management Company, LLC, a privately held investment vehicle of which Mr. Egan, E&C Capital Partners, LLLP and E&C Capital Partners II, LLLP may be deemed to control.

CUSIP No. 88335R101

1.	Names of Reporting Persons Dancing Bear Investments, Inc.(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

(1)	Dancing Bear Investments, Inc. is wholly owned by Michael S. Egan.

CUSIP No. 88335R101

1.	Names of Reporting Persons Michael S. Egan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 150,000(1)
8. Shared Voting Power 21,924,000(2)
9. Sole Dispositive Power 150,000(1)
10. Shared Dispositive Power 21,924,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,074,000(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.99%
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents shares held directly by Mr. Egan.
(2)	Includes (a) the shares held directly by The Registry Management Company, LLC, in each case, as described on the preceding pages, (b) an aggregate of 56,000 shares which are owned by certain trusts of which Mr. Egan is the trustee, and (c) 14,000 shares held by Mr. Egan’s spouse, of which Mr. Egan disclaims beneficial ownership.
(3)	Includes the shares described in footnotes (1) and (2) above.

CUSIP No. 88335R101

1.	Names of Reporting Persons Edward Cespedes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88335R101

1.	Names of Reporting Persons The Registry Management Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 21,854,000(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 21,854,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,854,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.95%
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares held directly by The Registry Management Company, LLC.

Amendment No. 6 to Schedule 13D

This Amendment No. 6 to Schedule 13D (this “Amendment”) is filed on a joint basis pursuant to Rule 13d-1(k) by the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”): E&C Capital Partners, LLLP, a Florida limited liability limited partnership (“E&C”), E&C Capital Partners II, LLLP, a Florida limited liability limited partnership (“E&C II”), Michael S. Egan (“Egan”), Dancing Bear Investments, Inc., a Florida corporation (“Dancing Bear”), Edward Cespedes (“Cespedes”), and The Registry Management Company, LLC, a Florida limited liability company (“Registry Management”). This Amendment amends the Schedule 13D of the Reporting Persons, as previously amended (the “Schedule 13D”), relating to the Common Stock, par value $0.001 per share, of theglobe.com, inc., a Delaware corporation (the “Issuer”).

Item 4.       Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the information set forth in Item 5 below, which is incorporated into this Item 4 by reference.

Item 5.       Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

Pursuant to that certain Common Stock Purchase Agreement, dated December 20, 2017 (the “Purchase Agreement”), by and among Egan, his spouse, S. Jacqueline Egan, Dancing Bear, E&C, E&C II, Registry Management and certain Grantor Retained Annuity Trusts, of which Egan is the Grantor and Trustee, for the benefit of Egan’s children (such trusts, collectively the “Trusts”), as sellers (collectively, the “Sellers”), and Delfin Midstream LLC, as Purchaser (the “Purchaser”), on December 31, 2017, the Sellers sold a total of 312,825,952 shares of the Issuer’s Common Stock to the Purchaser for an aggregate purchase price of $25,000. The following table sets forth the number of shares sold by each Seller and the purchase price received in consideration therefor (rounded to the nearest dollar):

Seller	No. of Shares Sold	Purchase Price Received
Egan	380,455	$30.00
S. Jacqueline Egan	3,527,337	$282.00
Dancing Bear	48,303,148	$3,860.00
E&C	38,469,012	$3,074.00
E&C II	6,000,000	$480.00
Registry Management	207,146,000	$16,555.00
Trusts (collectively)	9,000,000	$719.00

The number of shares and the percentage of the total outstanding shares of the Issuer’s Common Stock beneficially owned by each Reporting Person, in each case, if any, after giving effect to the sale of shares to the Purchaser pursuant to the Purchase Agreement are set forth on the cover pages to this Amendment. None of the Reporting Persons, individually, nor all of the Reporting Persons, collectively, now beneficially own 5% or more of the total outstanding shares of the Issuer’s Common Stock. Accordingly, this Amendment is the final amendment to the Schedule 13D of the Reporting Persons with respect to the Issuer’s Common Stock and constitutes an exit filing for the Reporting Persons with respect to their interests in the Issuer’s securities.

Upon the consummation of the transactions contemplated by the Purchase Agreement, (a) Egan, Cespedes and Robin S. Lebowitz, who constituted all of the directors and officers of the Issuer immediately prior to the consummation of the transactions contemplated by the Purchase Agreement, resigned from their respective officer and director positions with the Issuer and (b) William R. (Rusty) Nichols, who was designated by the Purchaser, was appointed as a director of and executive officer of the Issuer. The Reporting Persons have been informed that such new director may appoint additional directors and will elect new officers. The Purchaser and such new directors and officers, none of which are expected to be affiliated with the Reporting Persons, may also formulate plans or proposals relating to, or which would result in, any of the other matters or occurrences enumerated in (a) through (j) of Item 4 of Schedule 13D, all of which would be out of the control of the Reporting Persons except to the extent of the Reporting Persons’ right, as a stockholder of the Issuer, to vote the shares retained by them (or otherwise beneficially owned by them from time to time) on any matters submitted to a vote of the Issuer’s stockholders.

Item 7.       Material to Be Filed as Exhibits

Exhibit 1           Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2018
Date

/s/ Michael S. Egan
Michael S. Egan

/s/ Edward Cespedes
Edward Cespedes

E & C Capital Partners, LLLP

By: E & C Capital Ventures, Inc.

/s/ Edward Cespedes
Signature

Edward Cespedes/President
Name/Title

E & C Capital Partners II, LLLP

By: E & C Capital Ventures, Inc.

/s/ Edward Cespedes
Signature

Edward Cespedes/President
Name/Title

Dancing Bear Investments, Inc.

/s/ Michael S. Egan
Signature

Michael S. Egan/President
Name/Title

The Registry Management Company, LLC

/s/ Michael S. Egan
Signature

Michael S. Egan/President
Name/Title

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of this Amendment No. 6 to Schedule 13D with respect to the Common Stock of theglobe.com, inc., a Delaware corporation, and further agree to the filing of this Agreement as an exhibit thereto. The undersigned have signed this Joint Filing Agreement as of this 2nd day of January, 2018.

/s/ Michael S. Egan
Michael S. Egan

/s/ Edward Cespedes
Edward Cespedes

E & C Capital Partners, LLLP

By: E & C Capital Ventures, Inc.

/s/ Edward Cespedes
Signature

Edward Cespedes/President
Name/Title

E & C Capital Partners II, LLLP

By: E & C Capital Ventures, Inc.

/s/ Edward Cespedes
Signature

Edward Cespedes/President
Name/Title

Dancing Bear Investments, Inc.

/s/ Michael S. Egan
Signature

Michael S. Egan/President
Name/Title

The Registry Management Company, LLC

/s/ Michael S. Egan
Signature

Michael S. Egan/President
Name/Title